United States securities and exchange commission logo





                     January 18, 2023

       Jeb Spencer
       Chief Executive Officer
       Southport Acquisition Corporation
       1745 Grand Avenue
       Del Mar, CA 92014

                                                        Re: Southport
Acquisition Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-41150

       Dear Jeb Spencer:

               We issued a comment to you on the above captioned filing on December 15, 2022. As of the date of this letter, the comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to the comment by February 1, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick,
       Assistant Chief Accountant at (202) 551-3295 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction